Exhibit 99.2

PERDIGÃO BEGINS PLANNED SUCCESSION

New company CEO to be appointed in a year

At the Company’s Ordinary and Extraordinary General Meeting held today (April 12) in São Paulo, the new members of the Board of Directors of Perdigão were elected for a two-year term of office. The current make up represents a renewal of more than 50% compared with the composition of the preceding board.

Perdigão’s CEO, Nildemar Secches, was elected as Chairman of the Board in place of Eggon João da Silva, who has held the position since 1994. The remaining members are Maurício Novis Botelho, Décio da Silva, Francisco Ferreira Alexandre, Jaime Hugo Patalano, Luis Carlos Fernandes Afonso and Manoel Cordeiro Silva Filho. Attílio Guaspari, Ivan Mendes do Carmo and Vanderlei Martins were elected to the Fiscal Council/Audit Committee for a one-year term of office.

The appointment of Secches to the post of Chairman of the Board represents the start of the succession process in the Board of Executive Officers. From henceforth, Mr. Secches will accumulate the two functions. Within a year, a new CEO will be appointed, Mr. Secches continuing as Chairman of the Board of Directors.

The departure of Nildemar Secches from the Board of Executive Officers is a personal decision. “I have been in the same function for 12 years. For the Company, renewal is healthy, since a new appointee will see the same challenges and opportunities from a different view point”, he explains.

                The CEO considers that this is an appropriate moment for initiating the succession process, at a time when the Company’s management system has just undergone a restructuring, with the substitution of a system based on administration according to areas by one involving  the Business Unit model. “Perdigão is a solid company, today having an administrative structure which is less dependent on the chief executive. The Company has an established capital expenditures program and an action plan out to the year 2011”, adds Secches.

“We are pursuing a process of harmonious succession. The plan was conceived with a long term horizon according to the principles of good corporate governance. The Company is prepared for this transition”, the CEO explains.

Secches says that no name has yet been chosen to take over the CEO’s post. “We expect the successor to be selected from among our own executives, although during the selection process, we have not discounted the possibility of an alternative external market solution”. Secches points out that Perdigão’s current executive officers are all well equipped to take over the position thanks to the Company’s Human Resources policy of prioritizing the professional development of its employees.

One of the techniques which the Company has adopted to leverage continuous gains and stimulate the development of its executive team is job rotation (involving changes in both position and functions). “The work of succession demands great responsibility, good planning and professional preparation. Nearly all our directors have been rotated among several posts to acquire experience and obtain an overall view of the business”, says Secches.

SUSTAINED GROWTH

Nildemar Secches has led the executive board at Perdigão for 12 years. During this period the Company has reported an average annual sales growth of 24% and 13% in volumes. Total capital expenditures including acquisitions have topped the R$ 2 billion mark. And the labor force has grown from 12,515 to 40,000.

Today, Perdigão is among the five largest players in the worldwide meat business. It is a company on an international scale and its products are sold to more than 100 countries. The goal is to become a world-class company by operating industrial facilities outside Brazil. The first stage in meeting this objective has already been accomplished with the implementation of the international commercial and distribution structures. Plans are already consolidated with the Company seeking businesses in new and competitive markets.

Nildemar Secches took over the position of Chief Executive Officer for Perdigão in 1995, the year in which the Company’s management was totally professionalized, leading to a new business culture and a strategic repositioning focused on results. For this purpose, the Company — which experienced a grave corporate crisis in the middle of the nineties — underwent a thorough corporate and administrative restructuring.

One of the key tasks for the new management was to restore the Company’s image in the market, based on management transparency, the development of a homogenous team and an adjustment in the core business - the manufacture of food products. In addition, Perdigão laid the foundations for sustained growth through the optimization of the industrial units, technological innovation and diversification of the product mix together with a logistics structure of nationwide distribution channels.

The opening of a new agricultural frontier in the Midwest of Brazil with the construction of the largest Agroindustrial Complex in Latin America in the municipality of Rio Verde (state of Goiás), was one of the landmark events during this period. In 1995, the entire Perdigão operation produced 317,000 tons/year of meats. This year, the Rio Verde unit alone is expected to produce 400,000 tons/year. The Company’s total meat output in 2006 reached 1,331 million tons.

As it diversified geographically in Brazil, at the same time, the Company implemented its internationalization project based on the introduction of a direct service structure to the customer using a specialized team of professionals for prospecting and sales. Perdigão currently runs commercial offices in the United Kingdom, the Netherlands, the United Arab Emirates (Dubai), Singapore, Japan and the Madeira Isles (Portugal), in addition to a distribution center in the Netherlands.

Perdigão has become a case study in expansion, innovation and solidity. Over the past 12 years, the Company’s market capitalization has grown by an annual average of 28% from R$ 248 million to R$ 4.5 billion nowadays. Last year, at the time of its listing on Bovespa’s New Market — the most recent and important step taken to improving corporate governance policy —, the Company consolidated its position in management excellence by guaranteeing equal rights to shareholders and offering even higher standards of operating transparency.

São Paulo, April 12, 2007

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.